UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Record 2014 Full-Year Results”.

The financial statements tables included in the press release (pages 5-9 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant)

Date: February 18, 2015	By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Company Press Release

Nova Announces Record 2014 Full-Year Results

Record Annual Revenues of $120.6 million
Annual Net Income of $18.7 million

Rehovot, Israel, February 18, 2015 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a leading innovator and a key provider of optical metrology solutions for advanced process control used in semiconductor manufacturing, today reported record 2014 full year results.

Full Year 2014 Highlights:
•	Record annual revenues of $120.6 million
•	Annual GAAP Net income up 77% year-over-year
•	Record annual cash flow from operating activities of $33.5 million
•	Increased deliveries to support 20nm technology nodes and below - 76% of yearly product revenues
•	Strengthened position in Memory with extended product penetration
•	Software products generated 4% of annual revenues
•	Initiated capital return program with $12 million share repurchase plan

	GAAP Results ($K)
	Q4 2014	Q3 2014	Q4 2013	FY2014	FY2013
Revenues	$25,823	$27,350	$30,189	$120,618	$111,509
Net Income	$3,291	$3,269	$3,077	$18,652	$10,515
Earnings per Diluted Share	$0.12	$0.12	$0.11	$0.67	$0.38

	NON-GAAP Results ($K)
	Q4 2014	Q3 2014	Q4 2013	FY2014	FY2013
Net Income	$2,259	$3,854	$4,055	$19,150	$14,147
Earnings per Diluted Share	$0.08	$0.14	$0.15	$0.69	$0.52

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude adjustments of deferred taxes, stock based compensation expenses, income from insurance claim and loss related to equipment and inventory damage.

Management Comments

“Nova continues to perform well, delivering bottom-line results that exceeded the quarterly guidance and revenues in-line with our outlook, leading to a record year in 2014,” commented Eitan Oppenhaim, President and CEO of Nova. “This is another record year in revenues for the company, reflecting the growing adoption of our Optical Metrology solutions and a stronger position in the advanced technology nodes.”

“Our investment in strengthening our product offering is clearly paying off and improving our market position, as advanced nodes now account for the majority of our deliveries, with 76% of our yearly revenues generated from 20nm technology nodes and below,” continued Mr. Oppenhaim. “During the year, we also diversified our business across a broader base of customers, with three customers contributing more than 10% each to our business. We are particularly excited about the market acceptance of our software solutions, and we view them as a significant growth engine going forward.”

Mr. Oppenhaim added, “With these encouraging results we are well positioned to capture more growth opportunities in 2015. We are confident that our solid business model and capital structure will continue to support our growing presence in multiple customers with more process steps and in all advanced technology nodes.”

2014 Full Year Results

Total revenues for 2014 were $120.6 million, an increase of 8% compared to total revenues of $111.5 million for 2013.

Gross margin in 2014 was 53%, similar to 2013.

Operating expenses in 2014 were $46.7 million, similar to 2013.

On a GAAP basis, the company reported net income of $18.7 million in 2014, or $0.67 per diluted share. This compares to a net income of $10.5 million, or $0.38 per diluted share, in 2013.

On a Non-GAAP basis, which excludes adjustments of deferred taxes, stock based compensation expenses, and with respect to 2013 also income from insurance claim and loss related to equipment and inventory damage, the company reported net income $19.2 million in 2014, or $0.69 per diluted share. This compares to a net income of $14.1 million, or $0.52 per diluted share, in 2013.

During 2014, the company generated $33.5 million in cash flow from operating activities, as compared to $11.0 million cash flow generated from operating activities in 2013.

Total cash reserves at the end of 2014 were $123.7 million, compared to $99.7 million at the end of 2013.

2014 Fourth Quarter Results

Total revenues for the fourth quarter of 2014 were $25.8 million, a decrease of 14% relative to the fourth quarter of 2013, and a decrease of 6% relative to the third quarter of 2014.

Gross margin for the fourth quarter of 2014 was 52%, compared with 53% in the fourth quarter of 2013 and 54% in the third quarter of 2014.

Operating expenses in the fourth quarter of 2014 were $11.9 million, compared with $12.0 million in the fourth quarter of 2013 and $11.5 million in the third quarter of 2014.

On a GAAP basis, the company reported net income of $3.3 million, or $0.12 per diluted share, in the fourth quarter of 2014. This compares to a net income of $3.1 million, or $0.11 per diluted share, in the fourth quarter of 2013, and a net income of $3.3 million, or $0.12 per diluted share, in the third quarter of 2014.

On a Non-GAAP basis, which excludes adjustments of deferred taxes and stock based compensation expenses, the company reported net income of $2.3 million, or $0.08 per diluted share, in the fourth quarter of 2014. This compares to a net income of $4.1 million, or $0.15 per diluted share, in the fourth quarter of 2013, and a net income of $3.9 million, or $0.14 per diluted share, in the third quarter of 2014.

Conference Call Information

Nova will host a conference call today, February 18, 2015 at 4:30 p.m. Eastern Time, to discuss the fourth quarter and full year 2014 results and future outlook.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-812-8535
ISRAEL Dial-in Number:  1809-24-6064
INTERNATIONAL Dial-in Number:  1-913-312-6664
At:
4:30 p.m. Eastern Time
1:30 p.m. Pacific Time
11:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced optical metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, income from insurance claim, loss related to equipment and inventory damage as well as deferred income taxes adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on February 28, 2014. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,
	2 0 1 4	2 0 1 3
CURRENT ASSETS
Cash and cash equivalents	13,649	17,542
Short-term interest-bearing bank deposits	107,289	79,552
Held for trading securities	1,995	-
Available for sale securities	-	1,845
Trade accounts receivable	15,566	27,947
Inventories	16,107	18,118
Deferred income tax assets	142	137
Other current assets	2,928	3,922
	157,676	149,063
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	750
Deferred income tax assets	1,654	33
Other long-term assets	169	197
Severance pay funds	1,580	1,852
	4,153	2,832

FIXED ASSETS, NET	11,450	10,382

TOTAL ASSETS	173,279	162,277

CURRENT LIABILITIES
Trade accounts payable	11,568	15,599
Deferred revenues	3,022	3,420
Other current liabilities	12,606	11,448
	27,196	30,467

LONG-TERM LIABILITIES
Liability for employee severance pay	2,465	2,798
Deferred revenues	36	341
Other long-term liability	-	7
	2,501	3,146

SHAREHOLDERS' EQUITY	143,582	128,664

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	173,279	162,277

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31	September 30	December 31
	2 0 1 4	2 0 1 4	2 0 1 3
REVENUES
Products	17,260	20,157	24,739
Services	8,563	7,193	5,450
	25,823	27,350	30,189

COST OF REVENUES
Products	7,394	8,543	10,299
Services	4,967	3,975	4,018
	12,361	12,518	14,317

GROSS PROFIT	13,462	14,832	15,872

OPERATING EXPENSES
Research and Development expenses, net	7,935	7,510	7,491
Sales and Marketing expenses	2,948	2,888	3,128
General and Administration expenses	981	1,096	1,350
	11,864	11,494	11,969

OPERATING PROFIT	1,598	3,338	3,903

FINANCING INCOME, NET	166	20	60

INCOME BEFORE INCOME TAXES	1,764	3,358	3,963

INCOME TAXES EXPENSES (BENEFIT)	(1,527)	89	886

NET INCOME FOR THE PERIOD	3,291	3,269	3,077

Earnings per share:

Basic	0.12	0.12	0.11
Diluted	0.12	0.12	0.11

Shares used for calculation of earnings per share:

Basic	27,273	27,496	27,268
Diluted	27,491	27,780	27,548

NOVA MEASURING INSTRUMENTS LTD.
ANNUAL CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended
	December 31,
	2 0 1 4	2 0 1 3
REVENUES
Products	92,208	89,410
Services	28,410	22,099
	120,618	111,509

COST OF REVENUES
Products	39,784	37,765
Services	17,221	14,673
	57,005	52,438

GROSS PROFIT	63,613	59,071

OPERATING EXPENSES
Research and Development expenses, net	29,498	29,578
Sales and Marketing expenses	12,747	11,963
General and Administration expenses	4,457	5,197
	46,702	46,738

OPERATING PROFIT	16,911	12,333

FINANCING INCOME, NET	563	693

INCOME BEFORE INCOME TAXES	17,474	13,026

INCOME TAXES EXPENSES (BENEFIT)	(1,178)	2,511

NET INCOME FOR THE YEAR	18,652	10,515

Earnings per share:

Basic	0.68	0.39
Diluted	0.67	0.38

Shares used for calculation of earnings per share:

Basic	27,447	27,091
Diluted	27,807	27,373

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	December 31	September 30	December 31
	2 0 1 4	2 0 1 4	2 0 1 3
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	3,291	3,269	3,077

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,005	1,072	945
Amortization of deferred stock-based compensation	510	620	518
Decrease in liability for employee termination benefits, net	(42)	(77)	(37)
Decrease (increase) in deferred income tax assets, net	(1,542)	(35)	460
Loss on securities	175	-	-
Decrease (increase) in trade accounts receivables	7,208	3,330	(7,118)
Decrease (increase) in inventories	935	1,963	(1,950)
Decrease (increase) in other current and long term assets	(386)	1,254	(291)
Increase (decrease) in trade accounts payables and other long-term liabilities	2,674	(3,207)	4,489
Increase (decrease) in other current liabilities	(438)	56	1,600
Decrease in short and long term deferred revenues	(1,127)	(1,906)	(234)
Net cash provided by operating activities	12,263	6,339	1,459

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(7, 295)	(8,458)	4,367
Increase in long-term interest-bearing bank deposits	-	-	(345)
Proceeds from (investment in) short-term available for sale securities	1,617	18	(1,845)
Investment in short term held for trading securities	(1,942)	-	-
Additions to fixed assets	(1,693)	(1,788)	(1,974)
Net cash provided by (used in) investment activities	(9,313)	(10,228)	203

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	(2,450)	(3,173)	-
Shares issued under employee share-based plans	-	312	123
Net cash provided by (used in) financing activities	(2,450)	(2,861)	123

Increase (decrease) in cash and cash equivalents	500	(6,750)	1,785

Cash and cash equivalents – beginning of period	13,149	19,899	15,757

Cash and cash equivalents – end of period	13,649	13,149	17,542

NOVA MEASURING INSTRUMENTS LTD.
ANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended
	December 31,
	2 0 1 4	2 0 1 3
CASH FLOW – OPERATING ACTIVITIES

Net income for the year	18,652	10,515

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	3,951	3,522
Loss related to equipment and inventory damage	-	148
Amortization of deferred stock-based compensation	2,124	2,095
Increase (decrease) in liability for employee termination benefits, net	(71)	17
Loss on securities	175	-
Decrease (increase) in deferred income tax assets, net	(1,626)	1,898
Decrease (increase) in trade accounts receivables	12,381	(10,585)
Decrease (increase) in inventories	2,226	(1,783)
Decrease (increase) in other current and long term assets	408	(1,234)
Increase (decrease) in trade accounts payables and other long-term liabilities	(4,038)	4,517
Increase in other current liabilities	64	3,054
Decrease in short and long term deferred revenues	(703)	(1,173)
Net cash provided by operating activities	33,543	10,991

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(27,737)	(4,513)
Increase in long-term interest-bearing bank deposits	-	(345)
Proceeds from (investment in) short-term available for sale securities	1,617	(1,845)
Investment in short-term held for trading securities	(1,942)	-
Reimbursement from insurance claim	-	219
Additions to fixed assets	(5,234)	(4,119)
Net cash used in investment activities	(33,296)	(10,603)

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	(6,726)	-
Shares issued under employee share-based plans	2,586	1,191
Net cash provided by (used in) financing activities	(4,140)	1,191

Increase (decrease) in cash and cash equivalents	(3,893)	1,579

Cash and cash equivalents – beginning of year	17,542	15,963

Cash and cash equivalents – end of year	13,649	17,542

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31	September 30	December 31
	2 0 1 4	2 0 1 4	2 0 1 3

GAAP Net income for the period	3,291	3,269	3,077

Non-GAAP Adjustments:

Stock based compensation expenses	510	620	518
Deferred income tax assets, net	(1,542)	(35)	460

Non-GAAP Net income for the period	2,259	3,854	4,055

Non-GAAP Net income per share:

Basic	0.08	0.14	0.15
Diluted	0.08	0.14	0.15

Shares used for calculation of Non-GAAP earnings per share:

Basic	27,273	27,496	27,268
Diluted	27,491	27,780	27,548

	Year ended
	December 31,
	2 0 1 4	2 0 1 3

GAAP Net income for the year	18,652	10,515

Non-GAAP Adjustments:

Stock based compensation expenses	2,124	2,095
Deferred income tax assets, net	(1,626)	1,898
Reimbursement from insurance claim	-	(509)
Loss related to equipment and inventory damage	-	148

Non-GAAP Net income for the year	19,150	14,147

Non-GAAP Net income per share:

Basic	0.70	0.52
Diluted	0.69	0.52

Shares used for calculation of Non-GAAP earnings per share:

Basic	27,447	27,091
Diluted	27,807	27,373